Exhibit 11 Computation of Per-Share Earnings Milacron Inc. and Subsidiaries (Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,

(In thousands, except per-share amounts)	2004	2003	2004	2003

Loss from continuing operations	$(27,971)	$(88,309)	$(43,964)	$(95,881)
Loss from discontinued operations	125	(2,968)	(477)	(3,717)

Net loss	(27,846)	(91,277)	(44,441)	(99,598)
Less preferred dividends	(60)	(60)	(120)	(120)

Net loss applicable to common shareholders	$(27,906)	$(91,337)	$(44,561)	$(99,718)

Basic loss per share:
Weighted-average common shares outstanding	43,429	33,608	38,671	33,588

Per-share amount:
Continuing operations	$(.64)	$(2.63)	$(1.14)	$(2.86)
Discontinued operations	—	(.09)	(.01)	(.11)

Net loss	$(.64)	$(2.72)	$(1.15)	$(2.97)

Diluted loss per share:
Weighted-average common shares outstanding (a)	43,429	33,608	38,671	33,588

Per-share amount:
Continuing operations	$(.64)	$(2.63)	$(1.14)	$(2.86)
Discontinued operations	—	(.09)	(.01)	(.11)

Net loss	$(.64)	$(2.72)	$(1.15)	$(2.97)

(a)	In 2004, the 50.0 million common shares into which the Series B Preferred Stock is convertible are excluded because their inclusion would result in a smaller loss per common share. In both 2004 and 2003, potentially dilutive restricted shares are also excluded for similar reasons.

62